Exhibit 3.1(v)

ARTICLES OF AMENDMENT TO

THE ARTICLES OF INCORPORATION

OF FUBOTV INC.

fuboTV Inc., a Florida corporation (the “Corporation”), acting pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, does hereby adopt the following Articles of Amendment to its articles of incorporation, as amended (the “Articles of Incorporation”):

1. The name of the Corporation is fuboTV Inc.

2. These Articles of Amendment were duly adopted and approved by the Board of Directors of the Corporation on March 31, 2022 and by the Corporation’s shareholders by a vote thereof at a meeting of the Corporation’s shareholders on June 9, 2022. The number of votes cast for the Articles of Amendment by the shareholders at the meeting in the manner required by the Florida Business Corporation Act and the Articles of Incorporation of the Corporation was sufficient for approval.

3. Article V of the Articles of Incorporation shall be amended and restated in its entirety to read as follows:

Article V – CAPITAL STOCK

The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be (i) four hundred million (400,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) fifty million (50,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), the rights and preferences of which may be determined by the Board of Directors of the Corporation (the “Board of Directors” or “Board”), including whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation (in addition to any rights of the Corporation pursuant to ARTICLE XI of these Articles of Incorporation) or upon the happening of a specified event and, if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption.

4. A new Article XI of the Articles of Incorporation shall be inserted to read as follows:

ARTICLE XI – COMPLIANCE WITH GAMING LAWS

To enable the Corporation or any of its Affiliated Companies (as such term is hereinafter defined) thereof to secure and maintain in good standing all Gaming Licenses (as such term is hereinafter defined), the following provisions shall apply:

Section 1. Definitions. For purposes of this ARTICLE XI, the following terms shall have the meanings specified below:

(a)	“Affiliate” means a Person who, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, a specified Person.

(b)	“Affiliated Companies” mean those partnerships, corporations, limited liability companies, trusts or other entities that are Affiliates of the Corporation, including, without limitation, subsidiaries, holding companies and intermediary companies (as those and similar terms are defined in the Gaming Laws of the applicable Gaming Jurisdictions) that are registered or licensed under applicable Gaming Laws.

(c)	“Control” (and derivatives thereof) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or the disposition of any Securities, whether through ownership of voting securities or by agreement, contract, agency or other manner.

(d)	“Disqualified Holder” means any Person that Owns or Controls any Securities: (i) who is requested or required pursuant to any Gaming Law to appear before, or submit to the jurisdiction of, or file an application with, or provide information to, any Gaming Authority and either refuses to do so or otherwise fails to comply with such request or requirement within a reasonable period of time or as and when requested, (ii) who has withdrawn or requested the withdrawal of a pending application for any Gaming License from any Gaming Authority in anticipation of such Person being denied such Gaming License or receiving such Gaming License subject to materially burdensome or unacceptable terms or conditions, (iii) who is determined or shall have been determined by any Gaming Authority to be unsuitable or unqualified to Own or Control any Interest in any Person engaged in Gaming Activities in a Gaming Jurisdiction or to be connected or affiliated with a Person engaged in Gaming Activities in a Gaming Jurisdiction, (iv) whose Ownership or Control of Securities may cause or result, in the judgment of the Board, in the failure of the Corporation or any of its Affiliated Companies to obtain, maintain, retain, renew or qualify for a Gaming License, or in the imposition of any materially burdensome or unacceptable terms or conditions on any Gaming License, or (v) who, in the sole discretion of the Board, is deemed to have acquired or disposed of, directly or indirectly, in one or more transactions, 5% (or such other greater or lesser threshold, or additional threshold or thresholds, as may be established by a Gaming Authority from time to time) or more of any class or series of outstanding Securities without providing advance written notice to the Corporation and receiving the advance approval of the Gaming Authorities, to the extent required under the applicable Gaming Laws.

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(e)	“Gaming” or “Gaming Activities” means the conduct or operation of gaming and gambling activities, including, without limitation, casino gaming, sports wagering or race book wagering (including without limitation, advance-deposit wagering), or the use of gaming devices, equipment and supplies in the operation of a casino, gambling simulcasting facility, card club or other similar enterprise (including, without limitation, slot machines, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems, mobile gaming systems, inter-casino linked systems and related and associated equipment, supplies and systems).

(f)	“Gaming Authority” means any international, national, foreign, domestic, federal, state, provincial, regional, local, tribal, municipal or other regulatory or licensing body, instrumentality, department, commission, division, bureau, authority, board, official, tribunal or agency with authority over or responsibility for the regulation of Gaming within any Gaming Jurisdiction.

(g)	“Gaming Jurisdiction” means all jurisdictions, domestic and foreign, and their political subdivisions, in which Gaming Activities are lawfully conducted.

(h)	“Gaming Law” means any federal, state, provincial, local, international, tribal or foreign law, statute, order, rule, regulation, decree, ordinance or interpretation from time to time pursuant to which any Gaming Authority possesses or asserts from time to time regulatory or licensing authority over the ownership, operation, management or conduct of Gaming and related activities.

(i)	“Gaming Licenses” means all licenses, contracts, franchises, permits, registrations, findings of suitability, exemptions, waivers, certifications, approvals, orders, resolutions, authorizations, qualifications, determinations, franchises, consents, concessions, entitlements and other regulatory approvals related to the ownership, control, conduct or operation of Gaming Activities now or hereafter engaged in by the Corporation or any of its Affiliated Companies within or without the United States of America or the Ownership or Control by any Person of any Interest of any of the foregoing entities that engages in, or is an applicant for a license, permit or authorization to engage in, Gaming Activities.

(j)	“Interest” means shares of capital stock, bonds, notes or other securities of an entity or any other interest or financial or other stake in an entity, including, without limitation, the Securities.

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(k)	“Own” or “Ownership” (and derivatives thereof) means (i) ownership of record and/or (ii) “beneficial ownership” as defined in Rule 13d-3 promulgated by the United States Securities and Exchange Commission (as now or hereafter amended), as applicable.

(l)	“Person” means an individual, partnership, corporation, limited liability company, trust or any other entity.

(m)	“Redemption Price” means, with respect to any Securities, unless otherwise required by any Gaming Authority, the price equal to the average closing sale price of such Securities as reported for composite transactions in securities listed on the principal trading market on which such Securities are then listed or admitted for trading during the 30 trading days preceding the Notice Date, or, if such Securities are not so listed or traded, the fair value of the Securities as determined by the Board in good faith and in consideration of such records of the Corporation and information, opinions, reports or statements presented to the Board by any of the Corporation’s officers, employees or financial advisors, or committees of the Board (including, without limitation, information, opinions, reports or statements regarding any discount for lack of marketability or otherwise), as the Board deems, in its sole discretion, to be relevant and pertinent to such determination.

(n)	“Securities” means any shares of capital stock, bonds, notes, convertible debentures, warrants or other instruments that represent or are exchangeable or exercisable for, or convertible into, a share in the equity of the Corporation, a debt owed by the Corporation or the right to acquire any of the foregoing.

Section 2. Compliance and Disqualified Holders. All Securities shall be held subject to all applicable Gaming Laws and the suitability standards, qualifications and requirements of the Gaming Authorities that regulate the operation and conduct of the businesses of the Corporation or any of its Affiliated Companies and in accordance with the requirements of all applicable Gaming Laws. Any Person that Owns or Controls Securities shall comply with all applicable Gaming Laws. If any Person that Owns or Controls Securities is determined to be a Disqualified Holder, then, if the Corporation so elects in its sole discretion (unless otherwise required by any Gaming Law or Gaming Authority):

(a)	such Person shall sell or otherwise dispose of such Securities or other interest in the Corporation (or, if applicable, a portion thereof, to enable the Corporation to then determine in its sole discretion that such Person would no longer be deemed a Disqualified Holder) within the 30-day period commencing on the date the Corporation gives such Person notice of such Person being deemed a Disqualified Holder and requiring such disposition (or an earlier time if so required by any Gaming Authority or any Gaming Law) in a manner satisfactory to the Board in its sole discretion and, to the extent such purchaser or transferee is readily identifiable, to a purchaser or transferee that the Board determines in good faith (following consultation with reputable outside gaming regulatory counsel) is not a Disqualified Holder; or

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(b)	the Corporation may redeem any or all such Securities on the date specified in the notice given by the Corporation to such Person, which date may not be less than 30 days after notice is given (unless an earlier time is required by any Gaming Authority or any Gaming Law), at a price equal to the Redemption Price; provided that a Disqualified Holder shall be permitted, during the period commencing on the date of such notice and ending on the Redemption Date (as such term is hereinafter defined), to effect and close a disposition of such Securities (or, if applicable, a portion thereof, to enable the Corporation to then determine in its sole discretion that such Person would no longer be deemed a Disqualified Holder) in a manner satisfactory to the Board in its sole discretion (the “Alternate Private Transaction”), to a purchaser or transferee that, to the extent such Person is readily identifiable, the Board determines in good faith (following consultation with reputable outside gaming regulatory counsel) is not a Disqualified Holder; it being agreed, as applicable, that in the event that the Board fails to make a determination in good faith that a proposed readily identifiable purchaser or transferee is not an Disqualified Holder, pursuant to Section 2(a) or Section 2(b) of this ARTICLE XI, within fifteen (15) days from the date on which the Corporation was presented in writing with the identity of such Person and materials reasonably sufficient to make such determination, then the Disqualified Holder shall be entitled to consummate such sale, disposal or Alternate Private Transaction with such Person.

Section 3. Notices.

(a)	Notice to a Disqualified Holder under Section 2(a) or (b) of this ARTICLE XI shall be in writing and shall be deemed given when delivered by personal delivery or by overnight courier or first-class mail, postage prepaid, to the Disqualified Holder’s address as shown on the Corporation’s books and records, or by any other reasonable means and shall be deemed effective on the date given (the “Notice Date”). Failure of the Corporation to provide such notice to a Disqualified Holder after making reasonable efforts to do so shall not preclude the Corporation from exercising its rights under this ARTICLE XI. In the case of Section 2(a) of this ARTICLE XI, such notice shall specify the number and type of Securities that are required, in the Corporation’s sole discretion, to be disposed of.

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(b)	If the Corporation intends to redeem Securities in accordance with Section 2(b) of this ARTICLE XI, the notice shall specify (i) the number and type of Securities to be redeemed (the “Subject Shares”), (ii) the number and type of Securities that would be required, in the Corporation’s sole discretion, to be disposed of in an Alternate Private Transaction, (iii) the date and time when such redemption will be consummated (the “Redemption Date”), which date in no event will be earlier than 30 days after the date of such notice (unless an earlier time is required by any Gaming Authority or any Gaming Law), and (iv) the Redemption Price (it being sufficient for the purposes of this ARTICLE XI for the Corporation to indicate generally that the Redemption Price will be determined in accordance with Section 5 of this ARTICLE XI). If the Corporation gives the notice provided for by the preceding sentence, such notice shall be deemed to constitute a binding agreement on the part of the Corporation to redeem, and on the part of the Person notified to sell, the Securities referred to in such notice in accordance with this ARTICLE XI, unless such Person shall consummate an Alternate Private Transaction in accordance with this ARTICLE XI.

(c)	Any notice required or permitted by the provisions of this ARTICLE XI may also be given via electronic communication in compliance with the provisions of the Florida Business Corporation Act, and will be deemed sent upon such electronic transmission.

Section 4. No Rights of Disqualified Holders. Commencing on the Notice Date (or such earlier date on which any Gaming Authority serves notice of its determination of unsuitability or disqualification of the Disqualified Holder on the Corporation), the Disqualified Holder shall not be entitled to receive payments of dividends or interest upon any Securities Owned by such Disqualified Holder, or exercise, directly or indirectly, any voting or other rights conferred by the Securities upon the holders thereof.

Section 5. Payment of Redemption Price; Effect of Redemption. The Redemption Price may be paid in cash, by unsecured promissory note, or a combination thereof, as required by any applicable Gaming Authority and, if not so required, as the Corporation elects in its sole discretion. If all or any portion of the Redemption Price is to be paid by promissory note, the Corporation shall tender to the Disqualified Holder a promissory note in the principal amount of the Redemption Price, or portion thereof, to be paid thereby, it being understood that in no case shall such promissory note be directly or indirectly convertible into shares of the Corporation’s capital stock. Any promissory note shall contain such terms and conditions as the Board determines necessary or advisable, including without limitation, subordination provisions, to comply with any law or regulation then applicable to the Corporation or any Affiliated Company or to prevent a default under, breach of, event of default under or acceleration of any loan, promissory note, mortgage, indenture, line of credit, or other debt or financing agreement of the Corporation or any Affiliated Company. Subject to the foregoing, the principal amount of the promissory note together with any unpaid interest shall be due and payable no later than the tenth anniversary of delivery of the promissory note and interest on the unpaid principal thereof shall be payable annually in arrears at the rate of 2% per annum. After all of the Subject Shares have been redeemed (either with cash or the issuance of a promissory note as set forth above), such Subject Shares shall no longer be deemed to be outstanding, the Disqualified Holder shall cease to be a stockholder/Securities holder with respect to such Subject Shares and all rights of such Disqualified Holder therein (without limiting the effect of Section 4 of this ARTICLE XI), other than the right to receive the Redemption Price, shall cease.

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Section 6. Appeal of Gaming Authority Determination. The operation of this ARTICLE XI shall not be stayed by an appeal from a determination of any Gaming Authority.

Section 7. Determination by Board. The Board shall have the power to determine, on the basis of information known to the Board after reasonable inquiry, all questions arising under this ARTICLE XI, including, without limitation, (a) whether a Person is a Disqualified Holder, (b) whether a Disqualified Holder has disposed of Securities pursuant to Section 2(a) or Section 2(b) of this ARTICLE XI, as applicable, (c) the amount of Securities held directly or indirectly by any Person and (d) the amount of Securities that are required to be disposed of to enable the Corporation to then determine that such Person would no longer be deemed a Disqualified Holder, if applicable. Any such determination shall be binding and conclusive on all such Persons.

Section 8. Indemnification. A Disqualified Holder shall indemnify and hold harmless the Corporation and its Affiliated Companies from, against and for any and all losses, costs, and expenses, including attorneys’ fees, incurred by the Corporation and/or its Affiliated Companies as a result of, or arising out of, directly or indirectly, such Disqualified Holder’s continuing to Own or Control any Securities after the relevant Notice Date, the neglect, refusal or other failure by such Disqualified Holder to comply with the provisions of this ARTICLE XI, or failure of such Disqualified Holder to divest itself of the Securities as and when required by any Gaming Authority or this ARTICLE XI.

Section 9. Equitable Relief. The Corporation shall be entitled to injunctive or other equitable relief in any court of competent jurisdiction to enforce the provisions of this ARTICLE XI, and each holder of Securities shall be deemed to have acknowledged, by acquiring such Securities, that the failure to comply with this ARTICLE XI will expose the Corporation to irreparable injury for which there is no adequate remedy at law and that the Corporation is entitled to injunctive or other equitable relief to enforce the provisions of this ARTICLE XI.

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Section 10. Non-exclusivity of Rights. The rights of the Corporation pursuant to this ARTICLE XI shall not be exclusive of any other rights the Corporation or any of its Affiliated Companies may have or hereafter acquire under any agreement, provision of the bylaws of the Corporation or such Affiliated Company or otherwise. Nothing in this ARTICLE XI shall be construed to: (i) relieve any Disqualified Holder (or any Affiliate thereof) from any fiduciary obligation imposed by law, (ii) prohibit or affect any contractual arrangement which the Corporation may make from time to time with any holder of Securities to purchase all or any part of any other securities held by such holder or (iii) be in derogation of any action, past or future, which has been or may be taken by the Board or any holder of Securities with respect to the subject matter of this ARTICLE XI.

Section 11. Further Actions. Nothing contained in this ARTICLE XI shall limit the authority of the Corporation to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation or its Affiliated Companies from the denial or threatened denial or loss or threatened loss of any Gaming License held by the Corporation or any of its Affiliated Companies. Without limiting the generality of the foregoing, the Board may conform any provisions of this ARTICLE XI to the extent necessary to make such provisions consistent with applicable laws, including Gaming Laws. In addition, the Board may, to the extent permitted by law, from time to time establish, modify, amend or rescind Bylaws, regulations, and procedures of the Corporation not inconsistent with the express provisions of this ARTICLE XI for the purpose of determining whether any Person is a Disqualified Holder and for the orderly application, administration and implementation of the provisions of this ARTICLE XI. Such procedures and regulations shall be kept on file with the Secretary of the Corporation, the secretary (or equivalent) of its Affiliated Companies and with the transfer agent, if any, of the Corporation and any Affiliated Companies, and shall be made available for inspection, upon request, or mailed to any holder of Securities. The Board shall have exclusive authority and power to administer this ARTICLE XI and to exercise all rights and powers specifically granted to the Board or the Corporation, or as may be necessary or advisable in the administration of this ARTICLE XI. All such actions which are done or made by the Board in good faith shall be final, conclusive and binding on the Corporation and all other Persons. Notwithstanding the foregoing, the Board may delegate all or any portion of its duties and powers under this ARTICLE XI to a committee of the Board as it deems necessary or advisable.

Section 12. Severability. If any provision of this ARTICLE XI or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this ARTICLE XI.

Section 13. Termination and Waivers. Except as may be required by any applicable law or by a Gaming Authority, the Board may waive any of the rights of the Corporation or any restrictions contained in this ARTICLE XI in any instance in which the Board determines that a waiver would be in the best interests of the Corporation. The Board may terminate any rights of the Corporation or restrictions set forth in this ARTICLE XI to the extent that the Board determines that any such termination is in the best interests of the Corporation. Except as may be required by a Gaming Authority, nothing in this ARTICLE XI shall be deemed or construed to require the Corporation to redeem or repurchase any Securities Owned or Controlled by a Disqualified Holder.

5. That these Articles of Amendment shall become effective upon filing, in accordance with the applicable provisions of the Florida Business Corporation Act.

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IN WITNESS WHEREOF, the undersigned duly authorized officer of the Corporation has executed these Articles of Amendment as of this 9th day of June, 2022.

FUBOTV INC.

By:	/s/ David Gandler
Name:	David Gandler
Title:	Chief Executive Officer

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